

July 19, 2021

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.
Five American Lane
Greenwich, CT 6831

> **Re: GXO Logistics, Inc.**
> **Amendment Nos. 3, 4 and 5 to Registration Statement on Form 10-12B**
> **Filed July 7th, 15th, and 19th, 2021**
> **File No. 001-40470**

Dear Mr. Wilson :

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Form 10-12B

Risk Factors
Risks Related to Our Common Stock
GXO's amended and restated certificate of incorporation will contain an exclusive forum provision..., page 36

1. We note that you have revised your prospectus to disclose that your exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder, but that your Article XII of Exhibit 3.1 does not contain a similar statement. If the company does not amend the exhibit, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Viktor Sapezhnikov